[SIEBE LETTERHEAD AND LOGO]



FOR IMMEDIATE RELEASE
---------------------


          SIEBE PLC COMMENCES TENDER OFFER FOR WONDERWARE CORPORATION

New York, March 2, 1998 -- British-based Siebe plc ("Siebe") announced today that its indirect wholly owned subsidiary, WDR Acquisition Corp., is today commencing its tender offer for all outstanding shares of Common Stock of Wonderware Corporation (NASDAQ:WNDR) ("Wonderware"), at a price of $24.00 per share, net in cash. The offer, which has been unanimously approved and recommended by Wonderware's Board of Directors, is being made pursuant to the merger agreement between the companies, which was announced on February 24, 1998.

The tender offer, which is currently scheduled to expire at 12:00 midnight, New York City time, Friday, April 3, 1998, unless extended, is subject to the tender by Wonderware shareholders of that number of shares of Wonderware which would represent a majority of the outstanding shares of Wonderware on a fully diluted basis and other customary conditions.

Siebe is one of Britain's largest diversified engineering and electronics groups, incorporating over 200 companies and employing over 50,000 people worldwide. The Group designs and manufactures temperature and appliance controls, process automation and control systems, and industrial equipment. Siebe's Control Systems division is a world leader in the commercial building, factory and process automation and systems markets.

Founded in 1987, Wonderware pioneered Microsoft Windows-based software for developing industrial automation applications. The Company's FactorySuite(TM) product line is an integrated suite of easy-to-use software tools for creating factory applications and provides one of the broadest ranges of functionality available on the market today.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as dealer manager for the tender offer, D.F. King & Co., Inc. is acting as information agent, and Bankers Trust Company is acting as depositary.

For more information, contact: Siebe plc, Allen Yurko, Chief Executive Officer, Barry Francis, Group Public Relations Director, Telephone: (+44) 1753-855-411; D.F. King & Co., Inc., Thomas A. Long, Telephone: (212) 493-6920; Taylor Rafferty Associates, James P. Prout, (212) 889-4350.